UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 10-SB


                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS


           UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934


                               SOUND DESIGNS, INC.
                               -------------------
                 (Name of Small Business Issuer in Its Charter)


             NEVADA                                      88-0412455
             ------                                      ----------
(State or Other Jurisdiction of                       (I.R.S. Employer
Incorporation or Organization)                        Identification No.)

            6436 LABURNUM STREET, VANCOUVER, B.C.      V6M 3S9
            -------------------------------------      -------
          (Address of Principal Executive Offices)    (Zip Code)

                                  604-266-3943
                                  ------------
                (Issuer's Telephone Number, Including Area Code)


SECURITIES TO BE REGISTERED UNDER SECTION 12(B) OF THE EXCHANGE ACT:      None

Securities to be registered under Section 12(g) of the Exchange Act:

     TItle of Each Class to be So Registered:    Common Stock ($0.001 Par Value)


     Name of Each Exchange On Which Each Class is to be Registered:       None



                                                     TOTAL NUMBER OF PAGES:  68
                                    INDEX TO EXHIBITS MAY BE FOUND ON PAGE:  15

                                TABLE OF CONTENTS

PART I.........................................................................1

     ITEM 1.  DESCRIPTION OF BUSINESS..........................................1

     ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS AND PLAN OF OPERATION.......4

              PLAN OF OPERATION................................................4

              RESULTS OF OPERATIONS............................................6

     ITEM 3.  DESCRIPTION OF PROPERTY .........................................8

     ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT...8

     ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.....9

     ITEM 6.  EXECUTIVE COMPENSATION..........................................10

     ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS..................11

     ITEM 8.  DESCRIPTION OF SECURITIES.......................................11

PART II.......................................................................12

     ITEM 1.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
               COMMON EQUITY AND OTHER SHAREHOLDER MATTERS....................12

     ITEM 2.  LEGAL PROCEEDINGS...............................................12

     ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS...................13

     ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.........................13

     ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.......................13

PART F/S......................................................................13

     ITEM 1.  FINANCIAL STATEMENTS............................................13

PART III - EXHIBITS...........................................................23

     ITEM 1.  INDEX TO EXHIBITS.  ............................................23

SIGNATURES....................................................................23

INDEX TO EXHIBITS.............................................................24

                                     PART I

ITEM 1.           DESCRIPTION OF BUSINESS

"Sound Designs, Inc." (the "Company") was incorporated in the state of Nevada on September 21, 1998 for the purpose of designing and installing custom audio and visual systems into residential and/or commercial locations. The Company's operations now consist of the exclusive Canadian distribution of a single supplemental television component, although the Company is also seeking to distribute and manufacture other consumer electronic products.

ISCAN PLUS VIDEO LINE DOUBLER

The sole operating activity of the Company is the exclusive Canadian distribution of a video line doubler, known as the "Iscan Plus," manufactured by DVDO, Inc. a California corporation ("DVDO"). A video line doubler is a device approximately 6" x 8" x 1" which attaches to a television which is "high definition ready," or HDTV ready, to enhance picture quality and refine resolution by creating smoother visual edges and better color.

On  September  14,  1999  ("Effective  Date"),  the  Company  signed a  Reseller
Agreement with DVDO ("Reseller Agreement"), incorporated by reference and attached hereto as Exhibit 6(a), to market and distribute the Iscan Plus video line doubler in Canada. Immediately upon the Effective Date, the Company issued a prepaid order for one hundred units of the Iscan Plus video line doubler and DVDO granted the Company exclusive distribution rights in Canada. The initial grant of exclusivity ("Initial Period") is for a period of six months from the Effective Date. In the event that, within this initial period, the Company collectively orders an additional 200 Iscan Plus video line doublers, the Initial Period will be extended for another six month period ("Second Period"). If the Company fails to order the requisite units, DVDO will have the right to revoke the grant of exclusivity. After this Second Period, the grant of exclusivity may become conditional upon a future agreement between DVDO and the Company. If the Company and DVDO do not reach such an agreement or, if an agreement is executed and the Company fails to achieve the new sales goals, DVDO may also revoke the grant of exclusivity.

During any period of exclusivity, DVDO has agreed not to sell Iscan Plus video line doublers directly to Canadian distributors and dealers, but instead to refer such to the Company. DVDO may, however, sell the Iscan Plus video line doubler to any end user who purchases units at the then current product manufacturer suggested retail price ("MSRP"). The Company retains the right to set its own resale price for the Iscan Plus video line doubler and advertise it by any public means, provided the Company does not advertise a price below that listed on DVDO's current Price List ("Price List"). The average price Canadian consumers pay for the iScan Plus, according to the Company's estimate, is approximately $800.

Pursuant to the reseller agreement, the price the company pays for the Iscan Plus video line doubler is based on the quantity of each shipment in accordance with DVDO's Price List. The Company is prohibited from disclosing any of the information contained in the Price List unless it is publicly announced by DVDO,

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or DVDO gives the Company written authorization to release such information. The
Company was required to prepay for the first one hundred units ordered, although it is now on net 30 day credit terms. DVDO retains the right to reimpose the prepaid cash terms by written notice to the Company in the event the Company fails to pay any invoice within thirty (30) days of the invoice date.

To increase exposure of the Iscan Plus video line doubler, the Company will sell discounted demonstration units to dealers if they also buy two full priced units. The Company currently has approximately 200 dealer contacts, all of whom would be eligible to purchase a demonstration unit. Demonstration units are sold at reduced prices to encourage dealers and distributors to display the product and to familiarize the consumer with the product, which typically increases dealer knowledge and consumer interest in such products.

In addition to distributing and selling the Iscan Plus video line doubler, the Company provides troubleshooting and replacement units to end users, but only after the selling dealer has failed to adequately address such problems, and only if the DVDO one year product warranty, is still applicable. DVDO provides second level technical support to the Company during the term of the Reseller Agreement. If the problem cannot be corrected by the Company, the Iscan Plus video line doubler is shipped back to DVDO for warranty repair. DVDO provides a warranty against defects in materials and workmanship for a period of twelve
(12) months after receipt by the Company's end user customer but not longer than fifteen (15) months after shipment by DVDO to the Company (excepting the initial one hundred unit shipment which is warranted for not longer than eighteen (18) months after shipment by DVDO to Company). In addition, DVDO will, for a period of ninety (90) days from the Effective Date, accept returns of unopened units from Company's initial one hundred (100) unit purchase order. End user returns are effected through dealers. While the Company does not expect to handle many returns, it may choose to do so to promote goodwill. Consumers desiring to return the Iscan Plus for reasons unrelated to defects will be subject to a 15% restocking fee charged by DVDO. The Company intends to attempt to resell repaired units at a 10-15% discount. The Company has just begun to distribute the Iscan Plus video line doubler and, in the Company's opinion, the sales are favorable.

ISCAN PLUS COMPETITION

As outlined in an outstanding review of the Iscan Plus video line doubler in the September 1999 issue of Home Theater Magazine, the competitive business conditions for the Iscan Plus video line doubler are its price, performance and packaging relative to other line doublers. The article reported that the retail price for the product most similar to the Iscan Plus video line doubler was approximately five times as expensive, and the cheapest unit to exceed the IScan Plus's performance costs approximately ten times as much. The Iscan Plus video line doubler was tested by Home Theater Magazine against three other line doublers: the Deuce video scaler ("Deuce"), the Dwin transcanner ("Dwin"), and the Faroudja DVP-2200 ("FAROUDJA"). The images on the Iscan Plus video line doubler were "perfectly clean", while the Deuce and the Dwin produced "mediocre images." The Faroudja, at ten times the price, was reported to be the only line doubler that exceeded the Iscan Plus's performance. The article went on to state that the packaging plan of the Iscan Plus video line doubler markets the product as an accessory to the consumer's digital-television purchase, allowing it to offer a compact product with high performance at a low cost.

The  article   identified  a  some  of  the  Iscan  Plus  video  line  doubler's shortcomings. These shortcomings include: (i) the lack of a component video input; (ii) source selection is performed automatically when the input senses an active signal; (iii) a priority switch on the product's front allows the consumer to give priority to one input over another. According to the Article, There is Also No Remote Feature, But the ISCAN PLUS video line doubler allows the consumer to use a priority switch to change inputs. The only other feature mentioned By Home Theater Magazine as missing from the ISCAN PLUS video line doubler is picture control (i.e., contrast, brightness, color and tint), although the article concluded that "theoretically, you don't need it. If the source is accurate, the picture will be accurate." As a result, the Company believes that the Iscan Plus video line doubler maintains a very competitive position in the line doubler industry.

SUBWOOFER SPEAKER PROJECT

Although the Company is not currently involved in the manufacturing sector of the consumer electronics industry, it is considering designing and manufacturing a subwoofer speaker for sale to the general public. The Company has spent nominal time and money developing initial subwoofer prototypes for the entry level market segment. However, although the current prototypes could be competitively priced in this market segment, the Company will only manufacture a prototype if it can be offered at a price 25% below the current products, approximately $100 per speaker. The Company believes that it may eventually successfully negotiate with suppliers for a lower cost on the raw materials, and that the desired price point can eventually be achieved.

The development of future prototypes is contingent upon the Company's generation of meaningful revenues, and the distribution of the Iscan Plus video line doubler remains the Company's first priority. No assurances can be given that the Company will attempt to refine its subwoofer, or that if it attempts refinement, that it will be successful or profitable.

SUBWOOFER SPEAKER COMPETITION

The subwoofer speaker market is a large industry, but if the Company can offer a quality product at a substantially reduced price, it believes this competitive advantage will allow it to enter the market and obtain a small market segment. However, the Company has not yet met the sought price, and cannot assure that it will.

EMPLOYEES

At present, the Company has no employees other than the principals. Although no assurances can be given regarding any future sales results of the Iscan Plus video line doubler, the Company has established an internal goal of selling 100 units within three months. If the Company is able to sell approximately 100 units, it anticipates hiring an additional sales agent. In the event the Company sells in excess of one hundred units of the Iscan Plus, which again cannot be assured, it will then revisit its staffing needs.

GOVERNMENT REGULATION

BECAUSE THE ISCAN PLUS is an electrical device it must comply with requirements of the Canadian Standards Association ("CSA") certification which regulates consumer electronic devices in Canada. This certification has already been obtained by DVDO and the Company therefore does not expect to experience negative effects of such regulation.

As the Company is selling in Canada a product manufactured primarily in the United States, which qualifies it for treatment under NAFTA (North American Free Trade Agreement), the Company is not subject to Canadian import regulations. Therefore, the Company does not expect to incur material costs to satisfy Canadian import regulations.

ITEM 2.       MANAGEMENT'S DISCUSSION AND ANALYSIS AND PLAN OF OPERATION

The Company has had revenues from operations for only a few months. Accordingly, its plan of operation is discussed herein and followed by a brief discussion of its results from operation.

PLAN OF OPERATION

Since it recently began operations which consist of distributing another entity's product, DVDO's ISCAN PLUS video line doubler, the Company's activities are predominantly limited to the personal services of Barry L. Wosk, the Company's president and one of its directors. The Company has no employees, although it has utilized the services of other professionals to facilitate operations. Additionally, Barry L. Wosk is providing the Company with office space on a rent-free basis. For more information on Barry L. Wosk, see Part 1,
Item 7 - Certain Relationships and Related Transactions.

The limited nature of the Company's operations are ideal for the Company's development stage. With its low overhead expenses the Company has the ability to expand or contract its marketing and advertising efforts when revenues from the Company's distribution of the Iscan Plus dictate. The timely control of such expenses are a key aspect for the Company since currently it has few costs other than those directly related to processing orders of the Iscan Plus. In the event the Company is successful in distributing the Iscan Plus, it may seek to increase its overhead by hiring one or more employees and rent warehouse space for its operations.

The Company is marketing DVDO's product directly to Canadian audio/video dealers and custom commercial installers. However, as of November 19, 1999, little marketing has been undertaken other than a recent mailer to approximately 200 consumer electronics dealers. This introductory mailer identified the Company's exclusive Canadian distribution of the Iscan Plus video line doubler. As a sales representative for both the Company and other entities, Barry Wosk, the Company's president, sells to approximately 100 of these companies, while he is in the formative stages of sales contacts with the remaining 100 companies.

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Although typical responses to mailer advertising is believed to be approximately
1-2%, the Company's recent mailer has received approximately 10%. The higher than expected response is in the Company's opinion, the result of a positive review of the Iscan Plus video line doubler contained in the September 1999 edition of Home Theater Magazine. in the Company's opinion, Home Theater Magazine is one of the foremost periodical authorities in the audio/video industry.

A Sales Commission Agreement ("Commission Agreement") between the Company and Barry L. Wosk became effective on September 15, 1999. Pursuant to the Commission Agreement, Barry L. Wosk serves as the Company's sole and exclusive salesperson of the Iscan Plus video line doubler and agrees to sell the Iscan Plus video line doubler exclusively for the Company for a term of one year. As compensation for his services, Barry l. wosk will receive a commission of ten percent (10%) of the net sales of the Iscan Plus video line doubler sold to customers whether procured by Barry L. Wosk himself, the Company, or other parties. Net sales are defined by the Commission Agreement as gross sales less returns and allowances when made.

Initial sales of the Iscan Plus have been encouraging as approximately 85 units have been sold since the DVDO Reseller Agreement was executed on September 14, 1999 through November 19, 1999. Payment terms standard in the electronic industry are 30 days credit. While the Company has received payment for only approximately 20 units, it has no reason to expect nonpayment or excessively delayed payment for the remaining 65 units.

The target market for the Company are Canadian consumers who own televisions which are HDTV ready and thus compatible with the Iscan Plus video line doubler. This market is estimated by the Company to include approximately 10% of all televisions sold. These televisions are most commonly the more expensive models, but most televisions made by Toshiba are HDTV ready, so some moderately priced televisions are also HDTV compatible. The Company believes the advances in audio and video technology have resulted in most television manufacturers increasing their production of HDTV ready televisions Recognizing that the market for video line doublers is relatively new, the Company is encouraged by an article in the September 1999 issue of Home Theater Magazine stating that "based on the price, performance, and packaging of the new DVDO video processor, line doublers might just become the next hot commodity."

DVDO granted the Company a license to use DVDO's trademarks, including but not limited to, DVDO, PureProgressive (which is the trademark for DVDO's video enhancement technology), and Iscan Plus in the Company's advertising. The Company's advertising currently consists of promotional print material developed and provided to the Company by DVDO. DVDO agreed to indemnify and hold the Company harmless against any and all claims that the Iscan Plus video line doubler infringes any United States patent, copyright, trademark, or trade secret of any third party provided that DVDO is given immediate notice of any such claim and complete control of the defense against such claims.

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Distribution of New Products

As the exclusive Canadian distributor of the Iscan Plus video line doubler, the Company expects and hopes to be the exclusive Canadian distributor of any future DVDO products. Although the Company believes it is the intention of DVDO to use the Company as the exclusive Canadian distributor of future products, the Company has not yet secured any such rights or received commitments for such.

In the event the company is successful in distributing the Iscan Plus, it will renew its focus in the development of its subwoofer prototype and possibly expand into the distribution of additional, similarly value-oriented or one-of-a-kind technology products and services. In search of new products that require distribution in Canada, the president of the Company, Barry L. Wosk, will be attending future events such as CEDIA and CES in hopes of meeting with manufacturers whose products the Company would like to distribute. No assurances can be given that the Company will be successful in securing any other such distribution relationships.

Subwoofer Speaker Project

At this time, the development of a subwoofer speaker prototype to meet the desired price point is contingent upon the Company's generation of meaningful revenues. For more information on the desired price point, see Part I, Item 1 - Description of Business, Subwoofer Speaker Project. As a result, the distribution of the Iscan Plus video line doubler remains the Company's first priority.

The subwoofer speaker manufacturing and sales will then occur only if commercially viable quantities, approximately 300 units. The manufacture of less than 300 units would not be expected to allow the Company to recover the capital investment required. The subwoofer speaker prototype project requires an initial investment of $50,000-$100,000 in order to create enough product inventory, provide for warehousing, and hire employees. At the January 2000 CES convention, Barry L. Wosk and Marvin S. Wosk plan to meet with suppliers of subwoofer raw materials to discuss costs and strategies. However, no assurances can be given that the Company will undertake material activity to refine its subwoofer, or that if it attempts refinement, that it will be successful or profitable.

In the event the company cannot self-finance the subwoofer speaker project from the Iscan Plus sales, it may seek to obtain financing from third parties. Such financing could possibly involve an offering of debt or equity securities which may have a dilutive impact on current shareholders. The Company may also pursue various Canadian governmental agencies for grants or low interest loans, and any other financing options that may become available for the subwoofer project. However, no assurances can be given that the Company will ever successfully obtain independent financing from any source for any reason.

RESULTS OF OPERATIONS

From its inception until the execution of the Reseller Agreement on September 14, 1999, the Company did not engage in any active operations nor realize any cash flow, and is still considered in the development stage. Current operations consist of the exclusive Canadian distribution of a premium supplemental television component, the Iscan Plus video line doubler. The Company also seeks

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to distribute and manufacture other consumer  electronic products in the future, but it currently Is only actively involved in the distribution of the ISCAN PLUS video line doubler. Aside from its officers and directors, the Company does not have any full or part time employees.

Revenue from operations for the nine months ending September 30, 1999 was $1,467 as compared to no revenues for the period from inception to December 31, 1998. The increase is attributable to the acquisition of DVDO'S exclusive Canadian distribution of the ISCAN PLUS, and commencement of distribution pursuant to the Reseller Agreement executed on September 14, 1999. (See Part I, Item 1 - Description of Business, for more information on the Reseller Agreement).

The costs and expenses for the nine months ending september 30, 1999 totaled $13,776 which is a 72% increase when compared to the total costs and expenses incurred for the period from september 21, 1998 to december 31, 1998. The largest single increase in costs occurred in professional fees relating to an audit of the company's operations and other legal services. The total loss for the period ending September 30, 1999 was $11,082, while the total loss for the period from September 21, 1998 to December 31, 1998 was only $500. The increase in loss to the company can be attributed to the additional costs incurred as a result of the distribution of the ISCAN PLUS video line doubler. In the event sales of the iscan plus video line doubler are twenty (20) units per month, the company expects to be able to satisfy its cash requirements. Conversely, if sales of the iscan plus video line doubler do not meet this threshold, the company does not expect to be able to satisfy its cash requirements. All comparative figures have changed materially because of the company's initiation of operations.

CAPITAL RESOURCES AND LIQUIDITY

During the nine months ending September 30, 1999 the Company generated a total of $1,569 in accounts receivable, a total of $2,440 in goods and services taxes recoverable, a total of $34,595 in inventory, and a total of $350 in accounts payable. During the period from September 21, 1998 to December 31, 1998 the Company generated a total of $500 in accounts payable.

YEAR 2000 ISSUES

The Company is aware of the issues associated with the programming code in existing computer systems as the year 2000 approaches. The "Year 2000" problem is concerned with whether computer systems will properly recognize date sensitive information when the year changes to 2000. Systems that do not properly recognize such information could generate erroneous data or cause a system to fail. The Year 2000 problem is pervasive and complex as virtually every company's computer operation may be affected in some way.

The Company believes that the Year 2000 problem will not pose material operational problems for the Company's existing computer hardware and software. To the Company's knowledge, after investigation, no "imbedded technology" (such as microchips in an electronic control system) of the Company's equipment poses a material Year 2000 problem.

It is possible, however, that Year 2000 problems incurred by the clients or suppliers of the Company could have a negative impact on future operations and financial performance of the Company, although the Company has not specifically identified any such problems among its clients or suppliers. Furthermore, the Year 2000 problem may impact other entities with whom the Company transacts business and the Company cannot predict the effect of the Year 2000 problem on such entities or the resulting effect on the Company. The Company does not plan to have a contingency plan to operate in the event that any noncompliant client or supplier systems that materially impact the Company are not remedied by January 1, 2000. As a result, if preventive and/or corrective actions by the Company or those entities with which the Company does business are not made in a timely manner, the Year 2000 issue could have a material adverse effect on the Company's business, financial condition and results of operations.

Because the Company believes that it has no material internal Year 2000 problems, the Company has not expended and does not expect to expend a significant amount of funds to address Year 2000 issues. It is Company policy to continue to review its suppliers' Year 2000 compliance and require assurance of Year 2000 compliance from new suppliers; however, such monitoring does not involve a significant cost to the Company.

ITEM 3.           DESCRIPTION OF PROPERTY

The Company is currently occupying the office of its President at 6436 Laburnum Street, Vancouver, BC, V6M 3S9 on a rent-free basis. In the event the Company generates meaningful revenues, which may never occur, the Company plans to rent a small office/warehouse to coordinate the DVDO distribution, manufacturing of the subwoofer prototype, and general administrative tasks. The Company has met with several realtors to search the Vancouver market for a 3000 square foot facility.

ITEM 4.           SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of the stock of the Company as of November 15, 1999, by each shareholder who is known by the Company to beneficially own more than 5% of the outstanding Common Stock, by each director and by all executive officers and directors as a group.

    Title of                     Name and Address of                       Amount and Nature of             Percent
      Class                      Beneficial Ownership                      Beneficial Ownership            of Class

     Common                         Barry L. Wosk                                 500,000                    22.7%
      Stock                      6436 Laburnum Street
                            Vancouver, BC, Canada V6M 3S9

     Common                         Marvin S. Wosk                                500,000                    22.7%
      Stock                    2103-6055 Nelson Avenue
                             Burnaby, BC, Canada V5H 4L4

     Common                                                                      1,000,000                   45.5%
      Stock             All Officers and Directors as a Group

CHANGE IN CONTROL

Since the Company is still a development stage company, it will consider and entertain any and all offers relating to a merger, acquisition, or buy out, although the Company currently has not received any such offers. Additionally, no parameters of evaluation for any such offers have been defined by the Company.

ITEM 5.    DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The Officers and Directors of the Company as of November 15, 1999 are as follows:

         NAME                   AGE            POSITION

         Barry L. Wosk           29       President and Director

         Marvin S. Wosk          69       Secretary, Treasurer, and Director

BARRY L. WOSK has been a Director and President of the Company since inception. He is the son of Marvin S. Wosk who is a Director, Secretary and Treasurer of the Company. For more information on Barry L. Wosk and Marvin S. Wosk, see Part 1, Item 7 - Certain Relationships and Related Transactions. He attended the University of British Columbia in Vancouver and received a Bachelor of Commerce degree with a specialization in Urban Land Economics in 1991. There is very little opportunity for formal education in the consumer electronics industry. Mr. Wosk has acquired his skills primarily from work experience and training events sponsored by industry groups such as the Electronics Industries Association ("EIA") and Custom Electronics Design and Installation Association ("CEDIA"). He has worked at various levels of retail for audio/video products in addition to three years as an independent manufacturers' agent for several American audio manufacturers in Canada. From 1994-1996, Mr. Wosk provided custom installation services to consumers as an independent contractor. He contracted his services mainly to home builders through advertising and cold calling. Since 1996, Mr. Wosk has been a sales representative for several audio/video products manufacturers. Barry L. Wosk intends to devote a substantial amount of his time to the business of the Company while still maintaining his sole proprietorship as a sales representative. Mr. Wosk no longer performs custom installation as an independent contractor and none of the products which he sells as an independent contractor are in direct competition with the Company.

MARVIN S. WOSK has been a Director, Secretary and Treasurer of the Company since inception. He is the father of the Company's President and one of its directors, Barry L. Wosk. For more information on Barry L. Wosk and Marvin S. Wosk, see
Part 1, Item 7 - Certain Relationships and Related Transactions. From 1979 to the present, he has been a businessman in British Columbia, with interests in night clubs, a pub, and a sports photography company. Mr. Wosk also has previous experience in real estate, securities, and taxation. He is currently developing a gaming joint venture proposal for the British Columbia government. Marvin S. Wosk intends to devote his time as required to the business of the Company.

ITEM 6.           EXECUTIVE COMPENSATION

No compensation in excess of $100,000 was awarded to, earned by, or paid to any executive officer of the Company during the fiscal years 1999 and 1998. The following table provides summary information for the years 1999 and 1998 concerning cash and noncash compensation paid or accrued by the Company to or on behalf of Barry L. Wosk, the Company's current president and one of its directors. The officers and directors of the Company have never received cash remuneration or salaries for their services, although they are reimbursed for all expenses incurred on behalf of the Company.

                               ANNUAL COMPENSATION

NAME AND PRINCIPAL POSITION   YEAR     SALARY ($)     BONUS($)      OTHER($)
---------------------------   ----     ----------    --------       --------
BARRY L. WOSK, PRESIDENT      1999       $0           - 0-(1)          -0-
AND DIRECTOR                  1998       $0           - 0-             -0-

(1) On September 15, 1999, the Company executed a Sales Commission Agreement ("Commission Agreement") with the president of the Company, Barry L. Wosk. Pursuant to the Commission Agreement, Barry L. Wosk serves as the Company's sole and exclusive salesperson of the Iscan Plus video line doubler for a term of one year, and receives a commission of ten percent (10%) of the net sales of the Iscan Plus video line doubler. In the event the Company generates meaningful revenues, it may choose to pay Barry L. Wosk a salary in addition to commissions. For more information on the commission structure of Barry L. Wosk, see Part I, Item 2 - Management's Discussion and Analysis and Plan of Operation

ITEM 7.           CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The principals of the Company, Barry L. Wosk and Marvin S. Wosk, are related to one another as father and son. This is the only business in which they are both involved.

Barry L. Wosk and Marvin S. Wosk are and may in the future become directors and/or principal shareholders of other entities, none of whom are currently reporting companies. As a result of such involvement, they may participate in business ventures which could be deemed to compete directly with the Company.

No officer, director, or affiliate of the Company has or proposes to have any direct or indirect material interest in any asset proposed to be acquired by the Company through security holdings, contracts, options, or otherwise.

Although there is no current plan in existence, it is possible that the Company will adopt a plan to pay or accrue compensation to its officers and directors for services related to seeking business opportunities and completing a merger or acquisition transaction.

Although management has no current plans to cause the Company to do so, it is possible that the Company may enter into an agreement with an acquisition candidate requiring the sale of all or a portion of the Common Stock held by the Company's current stockholders to the acquisition candidate or principals thereof, or to other individuals or business entities, or requiring some other form of payment to the Company's current stockholders, or requiring the future employment of specified officers and payment of salaries to them. It is likely that any sale of securities by the Company's current stockholders to an acquisition candidate would be at a price substantially higher than that originally paid by such stockholders. Any payment to current stockholders in the context of an acquisition involving the Company would be determined entirely by the largely unforeseeable terms of a future agreement with an unidentified business entity.

It is possible that persons associated with management may refer a prospective merger or acquisition candidate to the Company. In the event the Company consummates a transaction with any entity referred by an associate of management, it is possible that such associate will be compensated for their referral in the form of a finder's fee, which may be in a variety of forms not deviating from consideration normally paid in like transactions.

ITEM 8.           DESCRIPTION OF SECURITIES

The authorized capital stock of the Company consists of 25,000,000 shares of Common Stock ("Common Stock"), par value $0.001. The holders of Common Stock (i) have equal ratable rights to dividends from funds legally available therefor, when, as and if declared by the Board of Directors of the Company; (ii) are entitled to share ratably in all of the assets of the Company available for distribution to holders of Common Stock upon liquidation, dissolution or winding up of the affairs of the Company; (iii) do not have preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions or rights applicable thereto; and (iv) are entitled to one non-cumulative vote per share on all matters on which stockholders may vote. All shares of Common Stock now outstanding are fully paid for and non-assessable.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

Record Holders

The Company's Common Stock is currently not publicly traded. As of October 13, 1999, there were 2,200,000 shares of the Company's Common Stock issued and outstanding, held by approximately 36 record holders. The holders of the Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Holders of the Common Stock have no preemptive rights and no right to convert their Common Stock into any other securities. There are no redemption or sinking fund provisions applicable to the Common Stock.

Dividends

The Company has not declared any cash dividends since inception and does not anticipate paying any dividends in the foreseeable future. The Company currently intends to retain future earnings, if any, to fund the development and growth of its business. The payment of dividends is within the discretion of the Board of Directors and will depend on the Company's earnings, capital requirements, financial condition and other relevant factors.

Transfer Agent

The Company's transfer agent is Signature Stock Transfer, Inc. which is located at 14675 Midway Road, Suite 221, Dallas, Texas 75244. Their phone number is
(972) 788-4193.

Reports to Stockholders

The Company plans to furnish its stockholders with an annual report for each fiscal year containing financial statements audited by its independent public accountants and to otherwise comply with the reporting requirements of the Securities Exchange Act of 1934.

ITEM 2.           LEGAL PROCEEDINGS

The Company is not currently, nor has it ever been, a party to any legal proceedings, nor does it believe any are threatened or imminent.

ITEM 3.           CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

The Company appointed Parker & Co, Chartered Accountants to audit its financial statements from inception through September 30, 1999. No other auditor has ever been retained by the Company.

ITEM 4.           RECENT SALES OF UNREGISTERED SECURITIES

On or before March 1, 1999, the Board of Directors of the Company sold for $0.05 per share one million two hundred thousand (1,200,000) shares of the Company's common stock, par value $0.001 ("Common Stock"), pursuant to exemptions from registration including, but not limited to, Rule 504 under the Securities Act of 1933, as amended (the "Act"). The Company thus received sixty thousand dollars ($60,000) in sale proceeds pursuant to this offering.

Pursuant to Stock Subscription Agreements signed September 22, 1998, ("Subscription Agreements"), attached hereto as Exhibits 6(b)(1) and 6(b)(2) and incorporated by reference, the Company sold five hundred thousand (500,000)
shares of Common Stock for $0.0025 per share to Barry L. Wosk and Marvin S. Wosk, resulting in a total purchase price of One Thousand Two- Hundred Fifty Dollars ($1,250) each. Barry L. Wosk serves as a Director and President of the Company and Marvin S. Wosk serves as a Director, Secretary and Treasurer of the Company. For more information on Barry L. Wosk and Marvin S. Wosk, see Part I,
Item 7 - Certain Relationships and Related Transactions. These shares were sold by the Company pursuant to exemptions from registration, including, but not limited to, Section 4(2) of the Act.

ITEM 5.           INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Company's Bylaws and certain sections of Nevada Revised Statutes provide for indemnification of the Company's officers and directors in certain situations where they might other personally incur liability, judgments, penalties, fines and expenses in connection with a proceeding or lawsuit to which they might become parties because of their position with the Company. To the extent that indemnification may be related to liability arising under the Securities Act, the Securities and Exchange Commission takes the position that indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                                    PART F/S

ITEM 1.           FINANCIAL STATEMENTS

Unless otherwise indicated, the term "Company" refers to Sound Designs, Inc. An audited statement of financial position of Company from inception through September 30, 1999, and the related audited statements of losses and deficit, cash flows, changes in stockholders' equity, and accompanying notes to the financial statements from inception through September 30, 1999, are attached hereto as Pages 14 through 22 which are incorporated herein by this reference, and may be found on the immediately subsequent pages.

SOUND DESIGNS, INC.

F I N A N C I A L S T A T E M E N T S FOR THE NINE MONTHS ENDING 30 SEPTEMBER 1999 AUDITED - SEE AUDITORS' REPORT

--------------------------------------------------------------------------------

SOUND DESIGNS, INC.

F I N A N C I A L S T A T E M E N T S FOR THE NINE MONTHS ENDING 30 SEPTEMBER 1999 AUDITED - SEE AUDITORS' REPORT

--------------------------------------------------------------------------------


C O N T E N T S

                                                                           PAGE

AUDITORS'  REPORT ............................................................16

STATEMENT OF FINANCIAL POSITION ..............................................17

STATEMENT OF LOSSES AND DEFICIT...............................................18

STATEMENT OF CASH FLOWS.......................................................19

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY..................................20


NOTES TO THE FINANCIAL STATEMENTS ............................................21

P A R K E R & C O.

CHARTERED ACCOUNTANTS                                               PAGE 1 OF 7
-------------------------------------------------------------------------------
200 - 2560 SIMPSON ROAD, RICHMOND BC  V6X 2P9
                                      TEL:(604) 276-9920    FAX: (604) 276-4577

A U D I T O R S'  R E P O R T

To the stockholders of Sound Designs, Inc.

We have audited the statements of financial position of Sound Designs, Inc. as at 30 September 1999 and 31 December 1998 and the statements of losses and deficit, of cash flows and of changes in stockholder's equity for the period from 21 September 1998 (the date of inception) to 31 December 1998 and for the period from 1 January 1999 to 30 September1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with generally accepted auditing standards in Canada, which are in substantial agreement with those in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurances whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial presentation. In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at 30 September 1999 and 31 December 1998 and the result of its operations, cash flows and changes in stockholder's equity for the period 21 September 1998 to 31 December 1998 and for the period from 1 January 1999 to 30 September 1999 in accordance with generally accepted accounting principles in the United States of America. These financial statements have been prepared assuming that the Company will continue as a going concern. As stated in Note 2 to the financial statements, the Company will require an infusion of capital to sustain itself. This requirement for additional capital raises substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

RIchmond, British Columbia, Canada
22 November
1999

   /S/ PARKER & CO.
--------------------
PARKER & CO.
CHARTERED ACCOUNTANTS

SOUND DESIGNS, INC.

S T A T E M E N T  O F  F I N A N C I A L  P O S I T I O N
AUDITED - SEE AUDITORS' REPORT                                       PAGE 2 OF 7



                                                        AS AT            AS AT
                                                          30               31
                                                      SEPTEMBER         DECEMBER
                                                         1999             1998
                                                      ---------        ---------
CURRENT ASSETS

Cash                                                   $12,431           $2,500
Accounts receivable                                      1,569              -
Goods and services taxes recoverable                     2,440              -
Inventory, Note 3                                       34,595              -
                                                      -----------      ---------
Total current assets                                    51,035            2,500
                                                      -----------      ---------

                                                      -----------      ---------
TOTAL ASSETS                                           $51,035           $2,500

                                                         AS AT            AS AT
                                                           30               31
                                                       SEPTEMBER        DECEMBER
                                                         1999             1998
                                                       ---------       ---------
CURRENT LIABILITIES

Accounts payable                                         $ 850              $500
                                                      -----------      ---------
Total current liabilities                                  850               500
                                                      -----------      ---------
STOCKHOLDERS' EQUITY

Share capital, Note 5                                    2,200            1,000
Additional paid-in capital                              60,300            1,500
                                                      -----------      ---------
Total share capital                                     62,500            2,500

Deficit                                                (12,315)            (500)
                                                      -----------      ---------
Total stockholders' equity                              50,185            2,000
                                                      -----------      ---------

                                                      -----------      ---------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY             $51,035           $2,500


DIRECTOR'S APPROVAL: __/S/ MARVIN S. WOSK ____________________________

SOUND DESIGNS, INC.

---------------------------------------------------- ---------------------------
S T A T E M E N T  O F  L O S S E S  A N D  D E F I C I T
--------------------------------------------------------------------------------
FOR THE NINE MONTHS ENDING 30

SEPTEMBER 1999                                                       PAGE 3 OF 7
---------------------------------------------------- ---------------------------
AUDITED - SEE AUDITORS' REPORT

---------------------------------------------------- ---------------------------
                                                               FROM THE DATE OF

----------------------------- ---------------------------
                                        FOR THE                  INCORPORATION,
                                      NINE MONTHS             21 SEPTEMBER, 1998
                                         ENDED                         TO
                                     30 SEPTEMBER                 31 DECEMBER
----------------------------- --------------------------------------------------
                                         1999                         1998
----------------------------- --------------------------------------------------
REVENUE

Sales                                   $1,467                         $0
Interest earned                          494                           -
                                    --------------               --------------
Total revenue                           1,961                          -
                                    --------------               --------------

EXPENSES

Cost of goods sold                      1,070                          -
Advertising and promotion                933                           -
Travel                                  2,218                          -
Accounting                              1,152                         400
Legal                                   6,541                          -
Bank charges                             136                           -
Finders fees                              70                           -
Miscellaneous                            151                           -
Registration and filing fees             840                          100
Transfer agents fees                     665                           -
                                    --------------               --------------
Total expenses                          13,776                        500
                                    --------------               --------------

LOSSES                                 (11,815)                      (500)

INCOME TAXES, NOTE 7                      0                            0
                                    --------------               --------------

NET LOSS                               (11,815)                      (500)

DEFICIT, BEGINNING                      (500)                          0
                                    --------------               --------------

DEFICIT, ENDING                       ($12,315)                      ($500)

                                       ========                     ========

LOSS PER SHARE, NOTE 6                 ($0.01)                      ($0.00)

                                       ========                    ======== =
---------------------------------------------------- ---------------------------

Sound Designs, Inc.

STATEMENT OF CASH FLOWS

FOR THE NINE MONTHS ENDING 30 SEPTEMBER 1999

Audited - See Auditors' Report                                       Page 4 of 7
                              --------------------------------------------------

                                                                      FROM THE
                                                                       DATE OF
                                                                  INCORPORATION,
                                                     FOR THE        21 SEPTEMBER
                                                   NINE MONTHS          1998
                                                      ENDED              TO
                                                   30 SEPTEMBER      31 DECEMBER
                                                      1999              1998
CASH PROVIDED (USED) FROM OPERATIONS              ____________      ____________

From operation

Net loss                                            ($11,815)             ($500)
                                                 --------------    -------------
Changes in working capital other than cash

  Accounts receivable                                 (1,569)                 -
  Goods and services sales taxes recoverable          (2,440)                 -
  Inventory                                          (34,595)                 -
  Accounts payable                                       350                500
                                                 --------------    -------------
                                                     (38,254)               500
                                                 --------------    -------------
Total cash provided (used) from operations           (50,069)                 -
                                                 --------------    -------------

CASH PROVIDED (USED) BY INVESTMENT ACTIVITY              -                   -
                                                 --------------    -------- ----

CASH PROVIDED (USED) BY FINANCING ACTIVITY

  Shares issued                                       60,000              2,500
                                                 --------------    -------------
Total cash provided by financing                      60,000              2,500

                                                 --------------    -------------
CASH CHANGE                                            9,931              2,500

CASH BEGINNING                                         2,500               -
                                                 --------------    -------------
CASH ENDING                                          $12,431             $2,500
                                                     ========           ========
COMPRISED OF:

  Cash                                               $12,431             $2,500
                                                     ========          ========

Sound Designs, Inc.
STATEMENT OF CHANGES IN STOCKHOLDERS'
EQUITY

FOR THE NINE MONTHS ENDING 30 SEPTEMBER 1999

Audited - See Auditors' Report                                       Page 5 of 7
--------------------------------------------------------------------------------

                                                     COMMON          COMMON        ADDITIONAL        RETAINED
                                                      STOCK           STOCK          PAID IN         EARNINGS
CONSIDERATION                                        ISSUED          AMOUNT          CAPITAL        (DEFICIT)

Private placement for cash on date of
incorporation, 21 September 1998                    1,000,000        $1,000          $1,500


Net loss from date of incorporation to
31 December  1998                                                                                     ($500)
                                                  -------------   -------------   ------------    ------------
Balance as at 31 December 1998                      1,000,000         1,000           1,500            (500)


Private placement for cash on
24 February 1999                                    1,200,000         1,200          58,800


Net loss for the nine months ended
30 September 1999                                                                                   (11,815)
                                                  -------------   -------------   ------------    ------------
Balance as at 30 September 1999                     2,200,000        $2,200         $60,300        ($12,315)
                                                  =============   =============   ============    ============

Sound Designs, Inc.

--------------------------------------------------------------------------------
NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
FOR THE NINE MONTHS ENDING 30 SEPTEMBER 1999
--------------------------------------------------------------------------------
Audited - See Auditors' Report                                       Page 6 of 7
--------------------------------------------------------------------------------
---------------------------------------------------------------
--------------------------------------------------------------------------------
Note 1    THE CORPORATION AND ITS BUSINESS
--------------------------------------------------------------------------------
Sound Designs, Inc. was incorporated in the State of Nevada, United States of America on 21 September 1998 under the Nevada Revised Statutes, Chapter 78, Private Corporations.

The Company has offices in Vancouver, British Columbia, Canada. The Company has been organized to engage in the sale of electronic sound distribution equipment. The Company is presently establishing itself as a going concern. Operations started in the month of September 1999. The fiscal year end of the Company is 31 December.

The Company has entered into a buyer seller agreement with a supplier which gives the Company an exclusive marketing right to all of Canada provided certain sales target are achieved. This sales agreement can be cancelled by either party on 30 days written notice. 100% of the Company's sales have been a result of this agreement.

-------------------------------------------------------------------------------
Note 2    SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES
--------------------------------------------------------------------------------
These financial statements have been prepared in United States of America dollars, which have been rounded to the nearst whole dollar except for the net loss per share which has been rounded to the nearest cent, using United States of America Generally Accepted Accounting Principles. These accounting principles are applicable to a going concern, which contemplates the realization and liquidation of liabilities in the normal course of business. Current business activity has just begun and insufficient revenue has been generated to sustain the Company as a going concern without the infusion of additional capital.

--------------------------------------------------------------------------------
Revenue is recorded as a sale at the time the goods are shipped from the Company's warehouse. Costs are recorded at the time an obligation to pay occurs and are expensed at the time the benefit to the Company is matched to revenue or, if there is no matching revenue, to the period in which the benefit is realized.

--------------------------------------------------------------------------------
The inventory is valued at the lower of cost and net realizable value.

--------------------------------------------------------------------------------
NOTE 3   INVENTORIES

--------------------------------------------------------------------------------
The finished product purchased for resale inventory consist of electronic communication devises that improve the distribution of sound and video information in a residential facility.

--------------------------------------------------------------------------------
Note 4   RELATED PARTY TRANSACTIONS

--------------------------------------------------------------------------------
The Company neither owns nor leases any real property. Office services are provided by the President of the Company. Such costs are immaterial to the financial statements and accordingly have not been reflected therein. The officers and directors of the Company are involved in other business activities, and may, in the future become active in other business activities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their own business interests. The Company has not formulated a policy for the resolution of such conflicts.
--------------------------------------------------------------------------------

Sound Designs, Inc.

----------------------------------------- ----------------- --------------------
NOTES TO THE FINANCIAL
STATEMENTS

FOR THE NINE MONTHS ENDING 30 SEPTEMBER 1999

Audited - See Auditors' Report                                       Page 7 of 7
--------------------------------------------------------------------------------

Note 5   SHARE CAPITAL

----------------------------------------- ----------------- --------------------
The authorized capital stock is 25,000,000 shares of common stock with a par value of $0.001.

2,200,000 shares of common stock have been issued as follows:

                                                                    ADDITIONAL
                                                         SHARE        PAID IN
CONSIDERATION               DATE           ISSUED       CAPITAL       CAPITAL        TOTAL
--------------------- --------------- -------------------------- ------------- -------------
Private placement
For cash                21 September   1,000,000       $1,000         $1,500        $2,500
                            1998
--------------------  ---------------  -----------   -----------    ----------    ---------
Balance as at         31 December      1,000,000        1,000          1,500         2,500
                         1998
--------------------  ---------------  -----------   -----------    ----------    ---------
Private placement
Cash                  24 February      1,200,000        1,200         58,800        60,000
                         1999
-------------------   ---------------  -----------   -----------    ----------    ---------
BALANCE AS AT         30 SEPTEMBER     2,200,000       $2,200        $60,300       $62,500
                          1999         ==========     ========      ==========    =========

------------------------------------   -------------------------- --------------
On 21 September 1998 the Company issued 1,000,000 common shares with a par value of $0.001 for $0.0025 per share. These shares are "control securities" which cannot be sold except pursuant to certain limitations and restrictions.

--------------------------------------------------------------------------------
On 24 February 1999 the Company issued 1,200,000 common shares with a par value of $0.001 for $0.05 per share.

------------------------ -------------------------- ------------- -------------
Note 6    LOSS PER SHARE
 ----- ----------------- -------------------------- ------------- -------------
Basic loss per share is computed by dividing losses available to common stockholders by the weighted-average number of common shares during the period. Diluted loss per share amounts that would have resulted if dilutive common stock equivalents had been converted to common stock. No stock options were available or granted during the period presented. Accordingly, basic and diluted loss per share are the same for all periods presented.

--------------------------------------------------------------------------------
Note 7    INCOME TAXES
----------------------------------------- ----------------- --------------------
Income taxes on losses have not been reflected in these financial statement as it is not vertually certain that these losses will be recovered before the expiry period of the loss carry forwards.

----------------------------------------- ----------------- --------------------

                               PART III - EXHIBITS


ITEM 1.                    INDEX TO EXHIBITS.

         Exhibits required to be attached hereto are listed in the Index to Exhibits beginning on page 24 of this Form 10-SB, which is incorporated herein by reference.

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


Sound Designs, Inc.

 /s/ Barry L. Wosk
------------------------------------                 Date: November 23, 1999
Barry L. Wosk, President & Director


 /s/ Marvin S. Wosk
-----------------------------------                  Date: November 23, 1999
Marvin S. Wosk, Secretary, Treasurer, and Director

                                INDEX TO EXHIBITS

EXHIBIT      PAGE

NO.           NO.       DESCRIPTION

  3.(I)       25      Articles of Incorporation

  3 (II)      30      Bylaws

  10(a)       54      Reseller  Agreement entered into on September 14, 1999 by
                       and between the Company and DVDO, Inc.

  10(b)(1)    56      Subscription Agreement entered into on September 22, 1998
                       by and between Barry L. Wosk and the Company.

  10(b)(2)    60      Subscription Agreement entered into on September 22, 1998
                       by and between Marvin S. Wosk and the Company.

  10(c)       64      Sales  Commission Agreement entered into on September 15,
                       1999 by and between  Barry L.  Wosk and the Company.

  23          67      Consent of Accountant

  27          68      Financial Data Schedule



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